FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Stevens, Mark	2. Issuer Name and Ticker or Trading Symbol Northern Trust Corporation NTRS		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) EVP and President PFS
(Last) (First) (Middle) Northern Trust Corporation 50 S La Salle St	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/03/03
(Street) Chicago, IL 60675		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/03/03		S		41,900	D	$34.00		D
Common Stock	02/03/03		S		8,000	D	$34.01		D
Common Stock	02/03/03		S		15,100	D	$34.02		D
Common Stock	02/04/03		M		23940	A	$9.9375		D
Common Stock	02/04/03		F(1)		7080	D	$33.60		D
Common Stock	02/04/03		F(2)		5354	D	$33.60		D
Common Stock	02/04/03		G	V	150	D		150171	D
Common Stock								10000(6)	D
Common Stock(3)								85332	D
Common Stock								750	I	By custodian for daughter
Common Stock								7406(4)	I	401(k)
Common Stock								14870(4)	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Option (right to buy)(5)	$9.9375	02/04/03		M			23940	09/21/94	09/21/03	Common Stock	23940		527986	D
Common Stock Award(5)										Common Stock			28000	D

Explanation of Responses:

(1) Represents the surrender of mature shares in payment of stock option.
(2) Represents shares withheld in payment of taxes resulting from the exercise of stock option.
(3) Represents stock units payable automatically in common stock on a 1-for-1 basis.
(4) as of 12/31/02
(5) with tandem tax withholding right
(6) Restricted Stock Award

By: /s/ Eileen C. Ratzka (POA) Mark Stevens **Signature of Reporting Person	02/05/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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